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                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires:   August 31, 1991
                          UNITED STATES               Estimated average burden
                SECURITIES AND EXCHANGE COMMISSION    hours per response...14.90
                     Washington, D.C. 20549           --------------------------


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. -- )*

                                 ABIOMED, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  003654-10-0
           --------------------------------------------------------
                                (CUSIP Number)

                          David H. Murphree, Esquire
                        Brown, Rudnick, Freed & Gesmer
              1 Financial Center, Boston, MA 02111 (617) 330-9000
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 29, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746
                              Page 1 of 4 pages

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                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 003654-10-0                                     PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Abiomed Limited Partnership
      04-2868735
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(E)                                [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          451,427
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          451,427
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                          451,427

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          9.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                          PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1746
                               Page 2 of 4 pages


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Item 1.  Securities and Issuer
         ---------------------

    This statement relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of ABIOMED, Inc., a Delaware corporation (the "Company"), with principal offices at 33 Cherry Hill Drive, Danvers, Massachusetts 01923.

Item 2.  Identity and Background
         -----------------------

     Abiomed Limited Partnership (the "Partnership") is a Massachusetts limited partnership, organized to engage in research and development in connection with certain temporary heart system technology and to exploit such technology, with principal offices at 33 Cherry Hill Drive, Danvers, Massachusetts 01923.

     Abiomed Research and Development, Inc., the general partner (the "General Partner") of the Partnership, is a Massachusetts corporation formed to engage in medical research and development, including but not limited to the development, manufacturing, use and sale of medical products, with principal offices at 33 Cherry Hill Drive, Danvers, Massachusetts 01923.

     During the past five years, the General Partner has not been convicted in a criminal proceeding. Neither has the General Partner been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Fund or Other Consideration
         ------------------------------------------------

     The shares of Common Stock were issued to the Partnership in satisfaction of the Company's obligation to pay certain unpaid cumulative minimum royalties to the Partnership under the terms of an Option to Purchase Developed Technology dated September 27, 1985 (the "Option to Purchase Developed Technology").

Item 4.  Purpose of Transaction
         ----------------------

     The shares of Common Stock issued to the Partnership as described in Item 3 above may be offered through any of several methods, including ordinary brokerage transactions or block transactions on the Nasdaq National Market System or in the over-the-counter market, at market prices, or in privately negotiated transactions at prices agreed upon by the parties; alternatively, the shares may be distributed by the Partnership to its limited partners, to be held or sold by them. The Partnership's

                               Page 3 of 4 pages
distribution to its limited partners or, alternatively, the sale of shares as described herein will depend upon market conditions and other factors existing from time to time.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     The Partnership holds (and has the sole voting and dispositive powers with respect to) 451,427 shares of Common Stock, which represents 9.2% of the outstanding shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings, or Relation-
         ships with Respect to Securities of the Issuer
         -----------------------------------------------------

     The Partnership is not a party to any contract, arrangement, understanding or relationship with any person relating to any securities of the Company, aside from the Option to Purchase Developed Technology described in Item 3 above.

Item 7.  Material Filed as Exhibits
         --------------------------

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   5/5/95                         ABIOMED LIMITED PARTNERSHIP
     ----------------------------

                                       By: Abiomed Research and Develop-
                                            ment, Inc., its General Partner

                                           By: /s/ Robert T.V. Kung
                                              ------------------------------
                                              Name: Robert T.V. Kung
                                              Title: President

                               Page 4 of 4 pages